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                                                                    Exhibit 23.1

The Board of Directors
Max Re Capital Ltd.



We consent to incorporation by reference in the registration statement (No. 333-69092) on Form S-8 of Max Re Capital Ltd. of our report dated January 25, 2002, relating to the consolidated balance sheets of Max Re Capital Ltd. and subsidiaries as of December 31, 2001, and 2000, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000 and the period from July 8, 1999 (date of incorporation) to December 31, 1999, which report appears in the December 31, 2001, annual report on Form 10-K of Max Re Capital Ltd.

/s/KPMG
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Hamilton, Bermuda
March 27, 2002